FOR IMMEDIATE RELEASE

ENTERRA CONFIRMS DECEMBER 2003 DISTRIBUTION

Calgary, Alberta – December 24, 2003 — Enterra Energy Trust (Nasdaq: EENC and TSX: ENT.UN) today confirms that the cash distribution to be paid on January 15, 2004 in respect of the December 2003 production, for unitholders of record on December 31, 2003 will be US$0.10 (C$0.13) per trust unit.  The ex-distribution date is December 29, 2003.

Contacts:	Investor Relations Counsel:
Enterra Energy Trust	The Equity Group
Luc Chartrand, President and CEO	Linda Latman (212) 836-9609
(403) 213-2502	Sarah Torres (212) 836-9611
Reg Greenslade, Chairman of the Board	www.theequitygroup.com
(403) 213-2507
www.enterraenergy.com